Exhibit 4.6

VIQ Solutions Inc.

2021 Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Expressed in United States dollars)

https://viqsolutions.com/

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for 2021

The following Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and results of operations of VIQ Solutions Inc. (“VIQ” or the “Company”) for the three months ended March 31, 2021. The information contained herein should be read in conjunction with the Q1 2021 unaudited condensed consolidated interim financial statements prepared in accordance to International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with our annual MD&A and audited financial statements for the years ended December 31, 2020 and 2019, which we prepared in accordance with IFRS and are available on SEDAR at www.sedar.com.

Certain information included herein is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” and “Risk Factors”. The information in this discussion is provided as of May 13, 2021 unless we indicate otherwise.

Unless the context otherwise requires, all references to “VIQ”, “Company”, “VIQ Solutions”, “our”, “us”, and “we” refer to VIQ Solutions Inc. and its subsidiaries. Additional information regarding the Company is available on SEDAR at www.sedar.com.

As a result of the Company’s graduation to TSX, there will be no further trading of VIQ shares on TSX-V after January 20, 2021. VIQ’s common shares were delisted from TSX-V at the commencement of trading on TSX. The trading symbol for the common shares of VIQ on TSX will remain unchanged as “VQS.”

All amounts herein are presented in United States dollars, unless otherwise indicated.

Forward-looking Statements

This MD&A contains forward-looking statements about our achievements, the future success of our business and technology strategies, performance, goals and other future events. Management’s assessment of future plans and operations, cash flows, methods of financing and the ability to fund financial liabilities, and the timing of and impact of adoption of IFRS and other accounting policies may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, the risks identified below including COVID-19 pandemic globally.

As a consequence, the Company’s actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ Solutions believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 1

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for 2021

In addition to other factors and assumptions which may be identified in this document and other documents filed by the Company, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which VIQ Solutions operates, including significant changes in demand from our clients as a result of the impact of a global economic crisis and capital markets weakness; the risk of potential non-performance by counterparties, including but not limited to, clients and suppliers, during uncertain economic conditions; our dependence on a limited number of clients; our dependence on industries affected by rapid technological change; our ability to successfully manage our operations internationally including in the United Kingdom, Australia and the United States; the challenge of managing our financial exposures to foreign currency fluctuations; our ability to obtain qualified staff and services in a timely and cost-efficient manner; our ability to obtain financing on acceptable terms including anticipated sources of funding of working capital and financial losses which may include securing credit facilities, accessing new equity, corporate acquisitions or business combinations or joint venture arrangements; the ability to secure new contracts on terms acceptable to the Company; the ability to successfully develop new products; the Company's ability to effectively register, for protection, its new and existing products in certain jurisdictions; the Company's ability to protect new and existing products from proprietary infringement by third parties and its ability to effectively enforce such proprietary infringements; taxes in the jurisdictions in which the Company operates, including Canada, the United Kingdom, Australia and the United States; and VIQ Solutions' ability to successfully market its products. Readers are cautioned that the foregoing list of factors is not exhaustive.

The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s 2021 outlook and may not be appropriate for other purposes. Readers are encouraged to read the section entitled “Risk Factors” in this MD&A for a broader discussion of the factors that could affect our future performance. Furthermore, the forward-looking statements contained in this document are made as at the date of this document and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-IFRS Measures

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non- IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. This MD&A also includes certain measures which have not been prepared in accordance with IFRS such as, Adjusted EBITDA. To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA”, as defined by management, refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, restructuring costs, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense (recovery). We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the operating performance of the Company.

We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, restructuring costs, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 2

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for 2021

 Adjusted EBITDA is not a measure which has any standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS.

Overview

VIQ Solutions combines artificial intelligence driven voice and video capture technology and services to securely manage digital content in the most rigid security environments including courts, law enforcement, insurance, conferencing and media.

We help our cybersecurity focused clients securely speed the capture, creation, and management of large volumes of information, preserve the unique value of the spoken word and video image, and deliver meaningful data our security focused customers can utilize.

The Company is a global market leader in the capture, management, and transformation of sensitive digital evidence. We enable our 1,300+ clients’ digital transformation by implementing cybersecure capture solutions, driving the migration to cloud solutions, enabling hybrid technology services with human to machine workflow, and employing Artificial Intelligence (“AI”) tools such as speech recognition, sentiment analysis, market specific lexicon and algorithms.

Revenue

The recurring nature of our revenue base is a key indication of performance. Majority of our revenue is tied to major contracts and that is expected to remain the same or increase in terms of the overall contribution to the company. Also, these customers are tied to government entities and multinational Fortune 500 companies that provide little to no credit risk and accordingly provide a reliable revenue stream.

We continue to invest globally in sales, marketing and business development to continue to diversify across segments, industries and geographies building awareness in our global brand to increase the future revenue growth of the company.

Our revenue consists primarily of technology services, software license fees, support and maintenance and other recurring fees, professional service fees, and hardware sales. Technology service revenue consists of fees charged for recurring transcription services provided to our customers. Software license revenue is comprised of license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third party software licenses. These license sales are more variable and unpredictable in nature as the purchase decision and its timing fluctuate with the customers needs and budgets. Support and maintenance and other recurring revenue primarily consist of fees charged for customer support on our software products post-delivery and, to a lesser extent, recurring fees derived from software-as-a-service arrangements. Professional service revenue consists of fees charged for customization, implementation, integration, training and ongoing services associated with our software products and technology services. Hardware revenue includes the resale of third party hardware that forms part of our customer solutions. Occasionally our customers may purchase a combination of software, maintenance, professional services and hardware, although the type, mix and quantity vary by customer and by product.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 3

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for 2021

Cost of Sales

Cost of sales consists primarily of staff costs, professional services and the cost of hardware and third- party licenses to fulfill customer arrangements.

Selling and Administrative Expenses

Selling and administrative expenses consist primarily of personnel and related costs for our sales and marketing functions, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel, direct marketing campaigns, public relations and other promotional activities. Selling and administrative expenses also consist primarily of personnel and related costs associated with the administrative functions of our business including corporate, finance, and internal information system support as well as legal, accounting, other professional fees, investor relations, occupancy costs and insurance.

Research and Development Expenses

Research and development expenses include personnel and related costs for ongoing research, development and product management initiatives.

Key Operating Highlights during 2021

•	Total revenue for the three months ended March 31, 2021 was $8,254,222, an increase of $706,018 or 9% from $7,548,204 recognized in the comparative period in 2020.

•	Gross margin for the three months ended March 31, 2021 was $4,017,835 representing 49% of revenue versus 43% of revenue in the comparative period in 2020.

•	Adjusted EBITDA for the three months ended March 31, 2021 was $335,056, a decrease of $265,361 or 44% from an Adjusted EBITDA of $600,417 recognized in the comparative period in 2020. The decrease in Adjusted EBITDA was driven primarily by professional service fees and TSX up listing fees.

•	Net loss for the three months ended March 31, 2021 was $1,666,789, a decrease of $5,015,469 or 75% from a net loss of $6,682,258 recognized in the comparative period in 2020.

Results of Operations

Key performance indicators that we use to manage our business and evaluate our financial results and operating performance include: revenue, expenses, Adjusted EBITDA, and net income (loss). We evaluate our performance on these metrics by comparing our actual results to management budgets, forecasts, and prior period performance.

Certain comparative figures have been updated to reflect adjustments that were recorded in the Company’s amended filings for the three and six-months ended June 30, 2020, which were refiled in November 2020. The adjustments related to the accounting for acquisitions, the revaluation of the conversion feature as well as the repayment of long-term debt which were transactions that occurred in the three-months ended March 31, 2020.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 4

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for 2021

The following table sets forth a summary of our results of operations for the three months ended March 31, 2021 and 2020:

Unaudited

	Three months ended March 31		Period over Period Change
	2021	2020	$	%
Revenue	8,254,222	7,548,204	706,018	9
Cost of sales	4,236,387	4,318,312	(81,925)	(2)
Gross profit	4,017,835	3,229,892	787,943	24
Operating Expenses
Selling and administrative expenses	3,539,110	2,377,154	1,161,956	49
Research and development expenses	239,663	252,321	(12,658)	(5)
Gain on contingent consideration	(95,994)	-	(95,994)	-
Total Operating expenses	3,682,779	2,629,475	1,053,304	40
Adjusted EBITDA (1)	335,056	600,417	(265,361)	(44)
Stock-based compensation	85,995	47,725	38,270	80
Depreciation	73,555	107,854	(34,299)	(32)
Amortization	1,174,808	990,697	184,111	19
Interest expense	331,419	3,695,952	(3,364,533)	(91)
Accretion and other financing expense	264,949	230,548	34,401	15
Loss on revaluation of conversion feature liability	-	1,118,761	(1,118,761)	(100)
Loss on repayment of long-term debt	-	1,290,147	(1,290,147)	(100)
Restructuring Costs	122,216	-	122,216	-
Other income	(3,453)	(204)	(3,249)	1,593
Foreign exchange (gain) loss	215,325	(252,249)	467,574	185
Loss before income taxes	(1,929,758)	(6,628,814)	4,699,056	71
Current income tax recovery (expense)	41,990	(53,444)	95,434	(179)
Deferred income tax recovery	220,979	-	220,979	-
Income tax recovery (expense)	262,969	(53,444)	316,413	592
Net Loss (2)	(1,666,789)	(6,682,258)	5,015,469	75
Weighted average number of common shares outstanding
Basic	24,467,151	15,092,939
Diluted	24,467,151	15,092,939
Net income (loss) per share
Basic	(0.07)	(0.44)
Diluted	(0.07)	(0.44)

(1)	Adjusted EBITDA, Earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, restructuring costs, other expense (income), foreign exchange (gain) loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

(2)	Three months ended March 31, 2021 Net loss includes $331,419 in expenses relating to interest and $1,174,808 of amortization related to the intellectual property acquired from the acquisitions and the commercial deployments of NetScribe, aiAssist, and MobileMic Pro.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 5

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for 2021

Comparison of the three month period ended March 31, 2021 and 2020

Revenue

Total revenue for the three months ended March 31, 2021 was $8,254,222, an increase of $706,018, or 9%, from $7,548,204 recognized in the comparative period in 2020. The increase in revenue is mainly driven by higher software license sales, professional service revenue, software support and a full quarter of revenue generated from Q120 acquisitions offset by lower revenue from technology services due to the continuing impact of COVID-19.

Cost of Sales

Cost of Sales for the three months ended March 31, 2021 decreased by $81,925, or 2%, to $4,236,387, from $4,318,312 for the comparative period in 2020. The decrease in cost of sales is primarily due to $115,071 in COVID-19 wage subsidies. There were no wage subsidies in the comparative period in 2020.

Gross Profit

Gross profit for the three months ended March 31, 2021 increased by $787,943, or 24%, to $4,017,835, from $3,229,892, for the comparative period in 2020. The increase in gross profit is primarily due to higher software license sales, professional service revenue and software support which yield a higher gross margin. In addition, increase in gross profit impacted from COVID-19 wage subsidies received in the three months ended March 31, 2021.

Selling and Administrative Expenses

Selling and Administrative expenses for the three months ended March 31, 2021 increased by $1,161,956, or 49%, to $3,539,110, from $2,377,154, for the comparative period in 2020. The Company has taken appropriate measures to manage selling and administrative expenses in conjunction with the negative organic growth resulting from COVID-19. The increase in Selling and Administrative expenses was primarily due to professional service fees and TSX up listing fees. In addition, Selling and Administrative expenses includes a full quarter of costs from Q120 acquisitions and growth in the number of employees compared to the same period in 2020. Selling and Administrative expenses for the three months ended March 31, 2021 included $188,394 in COVID-19 wage subsidies vs. $80,536 recognized in the comparative period in 2020.

Research and Development Expenses

Research and development expenses for the three months ended March 31, 2021 decreased by $12,658, or 5%, to $239,663, from $252,321, for the comparative period in 2020. The decrease in Research and development expenses is due to higher amount of R&D spend being capitalized based on meeting the qualifying test compared to the same period in 2020.

Gain on Contingent Consideration

For the three months ended March 31, 2021, (Gain) Loss on Contingent Consideration increased by $95,994, to a gain of $95,994, from $0 recognized in the comparative period in 2020. This increase is mainly due to a decrease in anticipated acquisition earnout payment accruals primarily as a result of decreases to revenue forecasts for ASC acquisition. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 6

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for 2021

Stock-Based Compensation

For the three months ended March 31, 2021, Stock Based Compensation increased by $38,270, to $85,995, from $47,725, recognized in the same period of 2020. The increase in Stock Based Compensation is due to the impact of stock options granted in Q220.

Depreciation

For the three months ended March 31, 2021, Depreciation decreased by $34,299, to $73,555, from $107,854 recognized in the comparative period in 2020. Decrease in depreciation expense is due primarily to the declining balance method of depreciation used by the Company in that as the net book value decreases, in the absence of any significant additions, the depreciation expense is expected to decrease over the life of the assets.

Amortization

For the three months ended March 31, 2021, Amortization increased by $184,111, or 19%, to $1,174,808, from $990,697 recognized in the comparative period in 2020. The increase in amortization expense primarily attributable to the launch of new products and a full quarter of amortization expense relating to Q120 acquisitions.

Interest Expense

For the three months ended March 31, 2021, Interest Expense decreased by $3,364,533, to $331,419, from $3,695,952 recognized in the comparative period in 2020. The decrease in Interest Expense is primarily due to the conversion of the convertible debenture to equity that occurred in 2020.

Accretion and Other Financing Expense

For the three months ended March 31, 2021, Accretion and Other Financing expense increased by $34,401, to $264,949, from $230,548 recognized in the comparative period in 2020. The increase in accretion and other financing expense is primarily due to full quarter of accretion expense relating to Q120 acquisitions.

Loss on Revaluation of Conversion Feature Liability

For the three months ended March 31, 2021, Loss on revaluation of Conversion Feature Liability decreased by $1,118,761, from a loss of $1,118,761 recognized in the comparative period in 2020 to $0 for the three months ended March 31, 2021. The loss recognized in comparative period 2020 relates to the conversion of convertible debt to equity. All convertible debt has been fully converted at the end of 2020.

Loss on Repayment of Long-term Debt

For the three months ended March 31, 2021, Loss on repayment of long-term debt decreased by $1,290,147, to $0, from $1,290,147 recognized in the comparative period in 2020. The loss on repayment of long-term debt amount recorded in comparative period 2020 was due to the re-pricing of the conversion price of the convertible debenture to C$2.18 per share resulting in a charge of $1,290,147 reflecting the incremental fair value of the reduced exercise price.

Restructuring Costs

For the three months ended March 31, 2021, Restructuring Costs increased by $122,216, to $122,216, from $0 recognized in the comparative period in 2020. The increase in Restructuring Costs is primarily due to organizational restructuring costs recorded in Q121.

Other Income

For the three months ended March 31, 2021, Other Income increased by $3,249, to $3,453 from $204 recognized in the comparative period in 2020. The increase in Other Income is primarily due to interest income on short-term deposit.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 7

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for 2021

Foreign Exchange (Gain) Loss

For the three months ended March 31, 2021, Foreign Exchange (Gain) Loss increased by $467,574, from a loss of $252,249 recognized in the comparative period in 2020 to a gain of $215,325 for the three months ended March 31, 2021. The gain on foreign exchange is due to fluctuations in the foreign exchange rates. Our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. Foreign exchange gain and losses are primarily related to the unrealized foreign translation gains and losses of certain non-US dollar denominated working capital balances to US dollars.

Income Tax Recovery (Expense)

We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the three months ended March 31, 2021, Income Taxes, net of deferred income tax recovery, decreased by $316,413, to a recovery of $262,969, from an expense of $53,444 in the comparative period in 2020. The change in Income Taxes is primarily due to lower taxable income recorded in Q121.

Net Loss and Earnings Per Share

Net loss for the three months ended March 31, 2021 was $1,666,789 compared to net loss of $6,682,258, for the same period in 2020. On a per weighted average share basis, this translated into a net loss per share of $0.07 in the three months ended March 31, 2021 compared to a net loss per weighted average share of $0.44 for the same period in 2020.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 8

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for 2021

Quarterly Results of Operations

The following table sets out selected financial information for each of the eight most recent quarters, the latest of which ended March 31, 2021. Our quarterly operating results have historically fluctuated significantly and may continue to fluctuate significantly in the future. Therefore, we believe that past operating results and period to period comparisons should not be relied upon as an indication of the Company's future performance.

	(unaudited)
	Mar-21	Dec-20	Sep-20	Jun-20	Mar-20 *	Dec-19	Sep-19	Jun-19
Revenue	8,254,222	7,775,674	8,172,800	8,253,015	7,548,204	6,096,550	6,451,077	6,189,458
Net income (loss)	(1,666,789)	(3,857,540)	(345,862)	(936,531)	(6,682,258)	(2,525,682)	291,994	(1,519,355)
Weighted average number of shares outstanding:
Basic	24,467,151	20,341,203	18,494,247	18,364,354	15,092,939	10,848,296	9,549,609	9,416,779
Diluted	24,467,151	20,341,203	18,494,247	18,364,354	15,092,939	10,848,296	10,044,578	9,416,779
Net income (loss) per share:
Basic	(0.07)	(0.19)	(0.02)	(0.05)	(0.44)	(0.23)	0.03	(0.16)
Diluted	(0.07)	(0.19)	(0.02)	(0.05)	(0.44)	(0.23)	0.03	(0.16)

* Net Loss for Q1 2020 has been updated to reflect year end 2020 adjustments that relate to Q1 2020 mainly for loss on revaluation of conversion feature liability amounting to $700,741.

Key factors that account for the fluctuation in quarterly results include the variability in the Company’s revenue due to timing of acquisitions and seasonality of revenue. Seasonality impacts the transcription services industry in that it is impacted in some cases by summer holiday seasons, such as court closings in January in Australia, and the Thanksgiving and December holidays in the US, Canada and UK. It also has a slight impact in US summer period. Our quarterly results may also fluctuate as a result of the various acquisitions which may be completed by the Company in any given quarter. We may experience variations in our net income/(loss) on a quarterly basis depending upon the timing of certain expenses or gains, which may include changes in provisions and acquired contract liabilities.

Liquidity

As of March 31, 2021, we held cash of $16,020,297 as compared to $16,835,671 at December 31, 2020. We believe that ongoing operations, working capital and associated cash flows in addition to our cash resources provide sufficient liquidity to support our ongoing business operations and satisfy our obligations as they become due. If we continue to acquire accretive businesses we may need additional external funding depending upon the size and timing of the potential acquisitions.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 9

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Below is a summary of our cash provided by (used in) operating, investing, and financing activities for the periods indicated:

	Three months ended March 31,
	2021	2020
Cash provided by (used in) operating activities	(907,430)	68,128
Cash provided by (used in) investing activities	(1,495,933)	(4,771,973)
Cash provided by (used in) financing activities	1,550,695	5,589,750
Net increase (decrease) in cash for the period	(852,668)	885,905
Cash, beginning of period	16,835,671	1,707,654
Effect of foreign exchange	37,294	(108,218)
Cash, end of period	16,020,297	2,485,341

Cash provided by (used in) operating activities

We used cash of $907,430 in operating activities for the three months ended March 31, 2021. The $907,430 used for operating activities resulted from $1,666,789 in net loss plus $1,786,729 of non-cash adjustments to net loss and $1,027,370 attributable to movements in non-cash working capital with changes primarily arising from an increase in accounts receivable, inventories, prepaid expenses, and decrease in accounts payable offset by contract liabilities and taxes.

Cash provided by (used in) investing activities

For the three months ended March 31, 2021, cash used in investing activities was $1,495,933, which consisted of purchase of property and equipment of $7,540, development costs related to internally generated intangible assets $532,298, earnout payout for ASC and WordZ $386,827, employee loan advancement $518,431 and change in restricted cash of $50,837.

Cash provided by (used in) financing activities

Cash provided by financing activities for the three months ended March 31, 2021 was $1,550,695, which consisted of proceeds from the exercise of stock options and warrants of $202,857 and $2,092,276 respectively, issuance of share capital of $1,673, offset by repayment of debt of $381,157, repayment of lease obligations of $45,268, repayment of interest on lease obligations of $7,777, and repayment of interest on debt of $311,909.

Debt covenants

As of March 31, 2021 we have satisfied all debt covenants required under the credit facility with Crown Capital Partners. In March 2021, the Company received a waiver to remove the Fixed Charge Coverage Ratio (“FCCR”) covenant for all four quarters of 2021, and the test of FCCR is no longer required as the covenant.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 10

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Contractual Obligations

The following table summarizes our contractual obligations as at March 31, 2021, including commitments relating to leasing contracts:

	2021	2022	2023	2024	2025	Total
Trade and other payables	5,236,134	–	–	–	–	5,236,134
Share appreciation rights	36,836	–	–	–	–	36,836
Lease obligations	86,732	114,962	98,698	73,075	62,711	436,178
Crown Capital debt	302,519	–	12,268,845	–	–	12,571,364
Contingent Consideration - ASC	1,052,499	1,505,080	531,051	–	–	3,088,630
Contingent Consideration - WZ	223,336	305,758	251,939	–	–	781,034
WordZ SBA Loan	214,307	45,923	–	–	–	260,230
WordZ promissory note	334,914	446,552	446,552	–	–	1,228,018
Transcription Express VTB loan	71,012	–	–	–	–	71,012
HomeTech VTB loan	180,000	240,000	240,000	20,000	–	680,000
Total	$7,738,289	$2,658,276	$13,837,085	$93,075	$62,711	$24,389,436

The following table summarizes our contractual obligations as at December 31, 2020, including commitments relating to leasing contracts:

	2021	2022	2023	2024	2025	Total
Trade and other payables	5,305,600	–	–	–	–	5,305,600
Share appreciation rights	126,503	–	–	–	–	126,503
Lease obligations	124,223	114,962	98,698	73,075	62,711	473,669
Crown Capital debt	304,747	–	12,123,615	–	–	12,428,362
Contingent Consideration - ASC	1,443,811	1,505,080	531,051	–	–	3,479,942
Contingent Consideration - WZ	314,845	305,758	251,939	–	–	872,543
WordZ SBA Loan	214,307	45,923	–	–	–	260,230
WordZ promissory note	400,000	400,000	400,000	–	–	1,200,000
Transcription Express VTB loan	280,531	–	–	–	–	280,531
HomeTech VTB loan	240,000	240,000	240,000	20,000	–	740,000
Total	$8,754,566	$2,611,723	$13,645,303	$93,075	$62,711	$25,167,380

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 11

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Capital Resources

Our objective in managing capital is to ensure sufficient liquidity to pursue our growth strategy, fund research and development to enhance existing product offerings as well as develop new ones to maintain our competitive advantage, pursue accretive acquisitions and provide sufficient resources to meet day- to-day operating requirements, while managing financial risk. We intend to use our operating income and funds on hand to meet funding requirements for the development and commercialization of our technology products and services based on anticipated market demand and working capital purposes. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our commercial sales, and our ability to manage our working capital requirements.

Our officers and senior management are responsible for managing the capital and do so through monthly meetings and regular review of financial information. Our Board of Directors is responsible for overseeing this process. We manage capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the cash flows from operations and capital transactions.

Other commitments

Commitments include operating leases for office equipment and facilities. Also, occasionally we structure some of our acquisitions with contingent consideration based on the future performance of the acquired business. The fair value of contingent consideration recorded, partially in trade and other payables and accrued liabilities of $1,419,551 and long-term contingent consideration of $1,247,351 in our March 31, 2021 Consolidated Financial Statements was $2,666,902. Aside from the aforementioned, we do not have any other business arrangements or any equity interests in any non-consolidated entity.

Contingent Off-Balance Sheet Arrangements

As a general practice, we have not entered into off-balance sheet financing arrangements.

Transactions Between Related Parties

During the three months ended March 31, 2021, the Company granted a non-revolving executive loan (the “Executive Loan”) to Sebastien Paré, President, Chief Executive Officer and a director of the Company in the aggregate amount of USD$518,431 (CAD$657,838) to: (i) facilitate Mr. Paré exercise of certain vested outstanding stock options; and (ii) facilitate Mr. Paré repaying certain indebtedness incurred in connection with Mr. Paré previous exercise of convertible securities of the Company. The Executive Loan matures on February 10, 2028 and bears interest at a rate of 1.0% per annum. The Executive Loan is secured by a pledge of 175,000 common shares in the capital of the Company held by Sebastien Paré in favour of the Company (the “Share Pledge”). Pursuant to the terms of the Share Pledge, Mr. Paré has agreed to comply with certain covenants in favour of the Company.

Critical Accounting Policies and Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are affected by management’s application of accounting policies and historical experience, and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 12

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Our significant accounting policies are fully described in Note 3 to our financial statements for the years ended December 31, 2020 and 2019 which are available on SEDAR (www.sedar.com). Certain accounting policies are particularly important to the reporting of our financial position and results of operations, and require the application of significant judgment by our management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different, estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could have a material impact on the financial statements. We believe that there have been no significant changes in our critical accounting estimates for the three months ended March 31, 2021 from the years presented in our annual financial statements for the years ended December 31, 2020 and 2019.

Reconciliation of Non-IFRS Measures

We believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of performance. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements.

The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
	2021	2020
Net Loss	(1,666,789)	(6,682,258)
Add:
Depreciation	73,555	107,854
Amortization	1,174,808	990,697
Interest expense	331,419	3,695,952
Current income tax (recovery) expense	(41,990)	53,444
Deferred income tax recovery	(220,979)	-
EBITDA	(349,976)	(1,834,311)
Accretion and other financing expense	264,949	230,548
Loss on revaluation of conversion feature liability	-	1,118,761
Loss on repayment of long-term debt	-	1,290,147
Restructuring Costs	122,216	-
Other Income	(3,453)	(204)
Stock-based compensation	85,995	47,725
Foreign exchange (gain) loss	215,325	(252,249)
Adjusted EBITDA	335,056	600,417

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 13

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

As the Company was a “venture issuer” at the start of Q1 2021, and only became a “non-venture issuer” during Q1, 2021, the Company's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) file a IPO/RTO Certification of Interim Filings Following An Initial Public Offering, Reverse Takeover or Becoming An Non-Venture Issuer (the “Certificate”) with respect to the financial information contained in the financial statements and accompanying Management’s Discussion and Analysis. The Certificate includes a “Note to Reader” stating that the CEO and CFO do not make any representations relating to the establishment and maintenance of controls and other procedures designed to provide reasonable assurance that information required to be disclosed in Company annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation or a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.

Management works to mitigate the risk of a material misstatement in financial reporting; however, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There have been no material changes to the internal controls of the Company for the three months ended March 31, 2021.

Risk Factors

COVID-19: COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. Governments around the world have enacted emergency measures to combat the spread of the virus. These measures which include the implementation of travel bans, self-imposed quarantine periods and social distancing and closure of businesses have caused material disruption to businesses resulting in an economic slowdown. Governments and central banks have responded with significant monetary and fiscal interventions designed to stabilize the financial markets. The duration and impact of the COVID-19 outbreak is unknown at this time and it is not possible to reliably estimate the duration and severity of these developments.

The Company is closely monitoring the impact of COVID-19 on all aspects of its business.

The pandemic may also have an adverse impact on many of the Company’s customers, including their ability to satisfy ongoing payment obligations to the Company, which could increase the Company’s bad debt exposure. The future impacts of the pandemic and any resulting economic impact are largely unknown and rapidly evolving. It is possible that the COVID-19 pandemic, the measures taken by the governments of countries affected and the resulting economic impact may continue to adversely affect the Company’s results of operations, cash flows and financial position as well as its customers in future periods, and this impact could be material.

The Governments of various jurisdictions in which we have operations have approved legislation and taken administrative actions intended to aid businesses that have been adversely impacted by COVID-19, including making grants or credits available to eligible entities to subsidize or offset qualifying expenses, including employee wages and associated costs, office rent, utilities, in each case subject to limits and other specified criteria. During the three months ended March 31, 2021, we determined that we qualified for the employee retention credit program and have received a credit of $303,465. The credit has been recognized as a reduction in Cost of Sales of $115,071 and Selling and Administrative expenses of $188,394. As at March 31, 2021, the amount of assistance receivable totaled $292,071. We will continue to evaluate all applicable government relief programs and intend to apply for subsequent application periods, if we meet the qualification criteria. There can be no assurance that COVID-19 related governmental assistance to offset our costs will be available in Q2 2021 (or thereafter), and if so whether we will qualify for or receive any such assistance.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 14

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Cash-flow: VIQ Solutions' business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as competition and viable operations management. The future earnings and cash flow from operations of the Company are dependent, in part, on its ability to further develop and market its products. There can be no assurances that the Company will grow and achieve profitability. The operations of VIQ Solutions have been funded to date by external financing and if sufficient cash flow from operations or earnings is not generated in the future, additional financing might be required.

Transition to SaaS Revenue: The Company is in the process of transitioning its software product offerings from license sales to a SaaS offering. This may cause revenue levels to decline compared to prior periods. License sales allow the Company to recognize revenue upon the initial sale of the software to a client. Revenues from SaaS are earned over a period of time contracted with the client and their use of the software. Initial SaaS revenue will be lower but over the course of the contract will generally be cumulatively higher compared to license sales.

Fluctuations in Periodic Results: The Company's operating results can vary substantially from period to period. Planned operating expenses are normally targeted to planned revenue levels for the period and are incurred equally throughout the period. If expenses remain relatively fixed, but the Company's revenues are less than planned in any quarter, the Company's operating results would be adversely affected for that quarter. In addition, incurring unplanned expenses could adversely affect operating results for the period in which such expenses are incurred. Failure to achieve periodic revenue, earnings, and other operating and financial results could result in an immediate and adverse effect on the market price of the Company's common shares. The Company may not discover, or be able to confirm, revenue or earnings shortfalls until the end of a quarter, which could result in a greater immediate and adverse effect on the price of the common shares.

Additional Financing and Access to Capital: The Company may need to raise additional funds to bring its potential products to market, enhance our marketing capabilities, and pursue potential future acquisitions. The Company's future capital requirements will depend on many factors, including continued progress in its research and development programs, competing technological and market developments, the cost of production scale-up, effective commercialization activities and arrangements and other factors not within the Company's control. The Company may seek additional funding through public or private financings.

Identify and Acquire Suitable Acquisitions: The Company may not be able to identify suitable new acquisitions that are available to purchase at a reasonable value. Even if a suitable acquisition can be identified, the acquisition may not proceed if suitable terms cannot be negotiated. When conducting due diligence on a potential acquisition, it cannot be assured that all the risks and costs inherent in the business being acquired will be identified. If an acquisition of an identified business were to proceed in which a portion or all of the consideration consisted of cash, additional funding may be required through public or private financings if internally generated cash resources are not sufficient.

Successfully Integrate Acquired Businesses: Integration of completed business acquisitions and any future acquisitions involves a number of special risks, including the following:

•	Failure to integrate successfully the personnel, information systems, technology and operations of the acquired business;

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 15

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

•	Failure to maximize the potential financial and strategic benefits of the acquisition;

•	Failure to realize the expected synergies of the acquired business;

•	Possible impairment of relationships with employees and clients as a result of any integration of new businesses and management personnel;

•	Impairment of goodwill; and

•	Reductions in future operating results from the amortization of intangible assets.

Future acquisitions are accompanied by the risk that obligations and liabilities of an acquired business may not be adequately reflected in the historical financial statements of the business and the risk that historical financial statements may be based on assumptions, which are incorrect or inconsistent with the Company’s assumptions or approach to accounting policies. The acquisition and integration of businesses may not be managed effectively and any failure to do so could lead to disruptions in the overall activities of the Company, a loss of clients and revenue, and increased expenses. The Company may acquire contingent liabilities in connection with the acquisitions of business, which may be material. Best efforts are used to identify and estimate these contingent liabilities and the likelihood that they will materialize but, these estimates could differ materially from the liabilities actually incurred.

Competition: The Company competes with a number of firms in various business segments. Competitors in Courts, for example, are different from the ones we are competing against in public safety, medical, and legal. Some of these companies have greater financial, technological, and personnel resources than those of the Company.

International Operations: The Company's operations are currently located in Canada, the United States, and Australia and its products and services are sold internationally. There are certain risks inherent in international operations including, but not limited to, remote management, unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, and potential adverse tax consequences, which could have a materially adverse effect on the Company's business, operating results, and financial condition.

Proprietary Intellectual Property: The Company relies on protecting its proprietary intellectual property in part through confidentiality agreements with its corporate resellers, strategic partners, employees, consultants and certain contractors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or independently discovered by its competitors. It is possible that the Company's products or processes will infringe, or will be found to infringe, on patents not owned or controlled by the Company. If any relevant claims of third-party patents are upheld as valid and enforceable, the Company could be prevented from practicing the subject matter claimed in such patents or would be required to obtain licenses or redesign its products and processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to the Company or that the Company could redesign its products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation and an adverse result could subject the Company to significant liabilities to third parties, require disputed rights to be licensed or require the Company to cease using such technology.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 16

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Product Liability Exposure: The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or prospective products is alleged to have resulted in adverse effects. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. Although the Company currently carries product liability insurance, there can be no assurance that the Company has sufficient coverage or can obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business financial condition and results of operations.

Volatility of Stock Price and Absence of Dividends: The market price of the Company's common shares, like that of the common shares of many other software companies, has been and is likely to be somewhat volatile. Factors such as the Company’s strategic alliances or its competitors', announcements of technological innovations or new products by the Company or its competitors, governmental regulatory actions, developments with the Company's collaborators, developments concerning patent or other proprietary rights of the Company or its competitors (including litigation), period-to-period fluctuation of the Company's operating results, changes in estimates of the Company's performance by securities analysts, market conditions for shares of software companies in general and other factors not within the control of the Company could have a significant adverse impact on the market price of the Company’s common shares. The Company has never paid cash dividends on its common shares and does not anticipate paying any cash dividends in the foreseeable future.

Foreign Currency Fluctuations: Our monetary assets and liabilities denominated in currencies other than the United States dollar will give rise to a foreign currency gain or loss reflected in our comprehensive earnings. To the extent the Canadian dollar or Australian dollar weakens against the United States dollar, we may incur foreign exchange losses. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price. As we currently have a global client base, a significant portion of our income is in US dollars and Australian dollars. However, a significant part of our expenses are currently generated in Canadian dollars, and we expect this will continue for the foreseeable future. The exchange rates between the Canadian dollar, the US dollar and the Australian dollar are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We do not currently have any currency hedging through financial instruments.

Disclosure of Outstanding Share Data

VIQ Solutions Inc. common shares trade on the TSX Exchange under the symbol “VQS” and VQSLF on the OTCQX in the United States. The Company is authorized to issue an unlimited number of common shares without par value. As at May 13, 2021 there were (i) 24,893,638 common shares issued and outstanding, (ii) 939,600 stock options outstanding with a weighted average exercise price per common share of $3.15 CAD expiring between 2021 and 2025, (iii) 66,667 deferred share units outstanding with an average exercise price per common share of $1.20 CAD with no expiry date.

Subsequent Events

None

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 17